UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 333-297311

SCORPIO GOLD CORP.

(Registrant)

Suite 750, 1095 West Pender Street

Vancouver, British Columbia, Canada V6E 2M6

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO GOLD CORP.
(Registrant)

Date July 24, 2026	By	/s/ Zayn Kalyan
Zayn Kalyan
Chief Executive Officer, President and Director

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EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated July 15, 2026 – Scorpio Gold Corporation Announces Marketed Public Offering for Gross Proceeds of up to $8 Million

99.2	Press Release dated July 16, 2026 – Scorpio Gold Corporation Announces Upsizing of Previously Announced Public Offering to $10 Million

99.3	Press Release dated July 23, 2026 – Scorpio Gold Announces Closing of Public Offering for Gross Proceeds of $10,800,000

99.4	Material Change Report dated July 23, 2026

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